UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2017

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM GROUP: PRELIMINARY RESULTS AT 31 DECEMBE 2016 APPROVED

•	THE TURNAROUND STARTED IN APRIL HAS LED TO A SIGNIFICANT RECOVERY OF THE MAIN INDICATORS IN JUST THREE QUARTERS: REVENUES AND EBITDA IMPROVED BY MORE THAN 6 AND 13 PERCENTAGE POINTS RESPECTIVELY COMPARED WITH 1Q16 PERFORMANCE

•	LOW SINGLE DIGIT DOMESTIC EBITDA GROWTH GUIDANCE EXCEEDED. ALL OTHER 2016 TARGETS FULLY ACHIEVED

•	RECORD PERFORMANCE FOR THE DOMESTIC BUSINESS UNIT IN 2016: THE BEST RESULTS SINCE 2007, WITH REVENUES STABILISED AND ORGANIC-BASED EBITDA UP BY MORE THAN 4%, EXCLUDING NON-RECURRING CHARGES

•	CONSOLIDATED REVENUES IN THE FOURTH QUARTER UP IN REPORTED TERMS (+5.3%) AND ORGANIC TERMS (+0.8%), DRIVEN BY THE SECOND CONSECUTIVE QUARTER OF GROWTH IN DOMESTIC TURNOVER (+2.7% AFTER THE PREVIOUS +1%) AND A MARKED IMPROVEMENT IN BRAZILIAN TURNOVER

•	IN ITALY, ACCELERATION IN THE GROWTH OF REVENUES FROM MOBILE SERVICES: +3.1% IN THE LAST QUARTER OF 2016. REVENUES FROM FIXED SERVICES ARE POSITIVE IN THE FOURTH QUARTER (+1.5%), DRIVEN ALSO BY INNOVATIVE OFFERS OF ENABLING PRODUCTS (SMART TVs, SET-TOP BOXES, CONNECTED DEVICES). STRONG DECREASE IN FIXED MARKET LINE LOSSES: DOWN TO -83,000 IN THE LAST QUARTER, HAVING FALLEN BY 41% COMPARED TO -140,000 IN THE FIRST QUARTER OF 2016

•	CONSOLIDATED EBITDA: 8 BILLION EUROS (+14.4% COMPARED WITH 2015). ON AN ORGANIC BASIS AND NET OF NON-RECURRING ITEMS, THE FIGURE IS APPROXIMATELY 8.2 BILLION EUROS (+2.4%), UP FOR THE THIRD CONSECUTIVE QUARTER (+5.9%), UP +13.4 P.P. COMPARED WITH PERFROMANCE IN 1Q16

•	DOMESTIC EBITDA AT 6.7 BILLION EUROS. LOW SINGLE DIGIT ORGANIC-BASED GROWTH TARGET EXCEEDED EXCLUDING NON-RECURRING ITEMS, STANDS AT +4.5% (MID SINGLE DIGIT) FOR THE YEAR. ORGANIC GROWTH IN THE 4TH QUARTER IS 8.4%, + 13.6 PERCENTAGE POINTS COMPARED WITH -5.2% IN THE FIRST QUARTER OF 2016

•	2016 GROUP INVESTMENTS AT 4.9 BILLION EUROS. OPTIC FIBRE AND LTE COVERAGE OF AROUND 60% AND 96% RESPECTIVELY REACHED IN ITALY, EXCEEDING THE TARGETS AND ACHIEVING EFFICIENCIES

•	THE TARGET OF A 600 MILLION EURO OVERALL REDUCTION IN DOMESTIC CASH COSTS EXPECTED BY 2018 IN THE THREE-YEAR PLAN PRESENTED IN FEBRUARY 2016 WAS ACHIEVED IN JUST THE LAST 9 MONTHS OF THE YEAR

•	TIM BRAZIL ACCELERATING: REVENUES IMPROVING STEADILY, + 14 PERCENTAGE POINTS IN THE 4TH QUARTER COMPARED WITH THE END OF MARCH 2016. EBITDA GROWING FOR THE SECOND CONSECUTIVE QUARTER

•	ADJUSTED NET FINANCIAL DEBT: 25.1 BILLION EUROS, DOWN BY 2.2 BILLION EUROS COMPARED WITH 31 DECEMBER 2015, THANKS TO SOLID CASH-FLOW GENERATION. LIQUIDITY MARGIN AS OF 31 DECEMBER 2016 REMAINS HIGH AT AROUND 12.5 BILLION EUROS (12.0 BILLION EUROS AT THE END OF 2015), COVERING FINANCIAL COMMITMENTS FOR THE NEXT 24 MONTHS AT LEAST

•	ALL THE MAIN ECONOMIC-FINANCIAL INDICATORS THEREFORE SHOW A TREND OF GROWTH IN EVERY RESPECT, BOTH IN ITALY AND IN BRAZIL

The preliminary results of the 2016 financial year will be illustrated to the financial community during a conference call scheduled for Monday, 6 February 2017 at 2 p.m. (Italian time). Journalists may listen in to the presentation, without asking questions, by calling: +39 06 33168.

The presentation Slides, with an opportunity to follow the event in audio streaming, will be available at: www.telecomitalia.com/fy2016andplan/eng.

If you cannot listen in to the conference call, a Relistening Service will be available until 13 February 2017, that can be accessed by calling +39 06 334843 and entering the code: 1048081#.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

The preliminary economic and financial results of the TIM Group and of TIM S.p.A. for the 2016 financial year as well as the previous year’s results to which they are compared have been prepared according to the International Accounting Standards issued by the International Accounting Standards Board and homologated by the European Union (defined as “IFRS”). In the 2016 financial year, TIM applied the same accounting principles as used for the previous year, apart from the new Principles/Interpretations adopted from 1 January 2016, which had no impact on the preliminary results of the 2016 financial year.

In the Brazil Business Unit, the management has identified an incorrect accounting entry made in previous years regarding the posting of service revenues from the sale of pre-paid traffic. This accounting error, which originates from the business model adopted for prepaid traffic in Brazil in non-recent financial years, led to the earlier recognition of revenues and the consequent underestimation of liabilities for prepaid traffic not yet used. It does not however have any impact either in terms of net financial position or on cash and cash equivalents. Action was therefore taken to review the comparative data relating to 31 December 2015, including the information by operating segment, with no significant impact on the economic data compared. Further details are provided in the Annex.

In addition to the conventional financial performance indicators contemplated under IFRS, TIM uses certain alternative performance indicators in order to give a clearer picture of the trend of operations and the company’s financial position. Specifically, the alternative performance indicators refer to: EBITDA; organic change in revenues and EBITDA; EBITDA margin; adjusted net financial debt. The meaning and content of these measures are explained in the annexes.

The preliminary results of the 2016 financial year have not been audited by the Independent Auditors.

MAIN VARIATIONS TO THE TIM GROUP CONSOLIDATION SCOPE

The following changes to the consolidation scope occurred during 2016:

•     TIMVISION S.r.l. (Business Unit Domestic): established on 28 December 2016

•     Noverca S.r.l. (Business Unit Domestic): TIM S.p.A. acquired 100% of the company on 28 October 2016;

• Flash Fiber S.r.l. (Domestic Business Unit): established on 28 July 2016;

• Sofora - Telecom Argentina Group: classified under Discontinued operations (discontinued operations/non-current assets held for sale) was sold on 8 March 2016;

•     Revi Immobili S.r.l., Gestione Due S.r.l. and Gestione Immobili S.r.l. (Domestic Business Unit): on 11 January 2016, INWIT S.p.A. acquired 100% of the companies, subsequently merged by incorporation, which therefore entered the Group’s consolidation scope.

The following changes to the consolidation scope occurred during 2015:

• INWIT S.p.A. (Domestic Business Unit): established in January 2015;

•     Alfabook S.r.l. (Domestic Business Unit): on 1 July 2015, Telecom Italia Digital Solutions S.p.A. (now merged in Olivetti S.p.A.) acquired 100% of the capital of the company, which therefore entered the Group’s consolidation scope;

• TIM Real Estate S.r.l. (Domestic Business Unit): established in November 2015.

Milan, 03 February 2017

The Board of Directors of TIM met today, under the Chairmanship of Giuseppe Recchi, to approve the preliminary accounts for 2016 presented by CEO Flavio Cattaneo. The approval of the consolidated Financial Statements of the TIM Group and the separate Financial Statements of TIM S.p.A. at 31 December 2016 by the Board of Directors, is scheduled for 23 March 2017. Important indications regarding the performance of the new management can be drawn from the results achieved.

TIM GROUP RESULTS

Revenues in 2016 amounted to 19,036 million euros, down 3.5% on the 2015 financial year (19,719 million euros). In terms of organic change, calculated by excluding the effect of changes in exchange rates and consolidation scope, consolidated revenues were down 2.5% (-490 million euros).

Revenues by operating segment were as follows:

	2016		2015		Changes
(million euros)		% of total		% of total	absolute	%	% organic
Domestic (*)	15,017	78.9	15,001	76.1	16	0.1	0.1
Core Domestic (**)	13,937	73.2	14,001	71.0	(64)	(0.5)	(0.5)
International Wholesale	1,351	7.1	1,314	6.7	37	2.8	2.7
Brazil	4,047	21.3	4,637	23.5	(590)	(12.7)	(8.9)
Other assets	11	0.1	131	0.7	(120)
Adjustments and eliminations	(39)	(0.3)	(50)	(0.3)	11
Consolidated Total	19,036	100.0	19,719	100.0	(683)	(3.5)	(2.5)

(*)	After the change to Persidera’s mission, the Media Business Unit was incorporated into the Domestic Business Unit (Domestic Core) from 1 January 2016; without this change, Domestic revenues for 2016 would have been 14,944 million euros.
(**)	Includes the Olivetti company since 1 January 2016. The data for the comparative period have been changed accordingly.

Revenues for the fourth quarter 2016 totalled 5,097 million euros and showed an improvement compared with the same period of the previous financial year, both in absolute terms (+256 million euros; +5.3%) and in organic terms (+39 million euros; +0.8%) reversing a negative trend that had persisted for 18 quarters. This positive result was driven by the Domestic Business Unit, which grew by 2.7% in organic terms compared with -2.6% in the fourth quarter of 2015. This result was helped by the introduction of innovative offers aimed, for example, at optimising use of the mobile network in off-peak hours and at retaining the customer base by offering new products (“enabling products”) that extend the reach of TIM services into adjacent markets.

Positive signs are also coming from the Brazil Business Unit which, in a better macroeconomic and competitive context, is significantly slowing down the negative trend, limiting the reduction in revenues to 1.7% in the fourth quarter of 2016 compared with -15.3% in the first quarter of 2016. This recovery is linked to effective repositioning in the post-paid segment, with a strengthening of the main operational indicators.

EBITDA in 2016 was 8,018 million euros, up 1,012 million euros (+14.4%) from the previous financial year, with an EBITDA margin of 42.1% (35.5% in 2015). In organic terms, the EBITDA grew by 1,073 million euros (+15.4%).

EBITDA for 2016 suffered the negative impact of non-recurring charges for a total of 197 million euros (1,076 million euros in 2015). Without these charges, the organic EBITDA would have been 8,215 million euros (+2.4%), with an EBITDA margin of 43.2%, 2.1 percentage points higher than 2015.

Non-recurring charges
(million euros)	2016	2015
Employee benefits expenses	159	446
Acquisition of goods and services and Change in inventories	2	112
Other charges and provisions	36	518
Total non-recurring charges with impact on EBITDA	197	1,076

These charges, connected with events and operations that by their very nature do not occur continuously in normal operating activity, are emphasised because the total is significant, and includes charges and liabilities deriving from the reorganisation/restructuring of the business.

The following table shows a breakdown of EBITDA and EBITDA margin by operating segment:

	2016		2015		Changes
(million euros)		% of total		% of total	absolute	%	% organic
Domestic (*)	6,712	83.7	5,567	79.5	1,145	20.6	20.6
Margin (%)	44.7		37.1			7.6 pp	7.6 pp
Brazil	1,328	16.6	1,451	20.7	(123)	(8.5)	(4.5)
Margin (%)	32.8		31.3			1.5 pp	1.5 pp
Other assets	(18)	(0.3)	(14)	(0.2)	(4)
Adjustments and eliminations	(4)	—	2	—	(6)
Consolidated Total	8,018	100.0	7,006	100.0	1,012	14.4	15.4
Margin (%)	42.1		35.5			6.6 pp	6.5 pp

(*)	After the change to Persidera’s mission, the Media Business Unit was incorporated into the Domestic Business Unit (Domestic Core) from 1 January 2016; in the absence of this change, Domestic EBITDA for 2016 would have been 6,673 million euros.

EBITDA for the fourth quarter 2016 totalled 2,140 million euros, 756 million euros higher than the same period of the previous year. In organic terms and net of non-recurring items, the growth amounts to 122 million euros, equal to +5.9%, an improvement of 13.4 percentage points compared with -7.5% in the first quarter of 2016.

The sustained recovery in EBITDA, both in absolute terms and in terms of the margin of profitability on revenues, benefited from the cost recovery plan actions launched in the second quarter of 2016 by the Domestic Business Unit and in the third quarter in the Brazil Business Unit.

Group headcount at 31 December 2016 was 61,229, including 51,125 in Italy (65,867 at 31 December 2015, including 52,555 in Italy).

Capital expenditure in the 2016 financial year was 4,876 million euros, down by 321 million euros on 2015, and breaks down as follows by operational sector:

	2016		2015		Change
(million euros)		% of total		% of total
Domestic (*)	3,709	76.1	3,900	75.0	(191)
Brazil	1,167	23.9	1,289	24.8	(122)
Other assets	—	—	8	0.2	(8)
Adjustments and eliminations	—	—	—	—	—
Consolidated Total	4,876	100.0	5,197	100.0	(321)
Margin (%)	25.6		26.4		(0.8) pp

(*)	After the change to Persidera’s mission, the Media Business Unit was incorporated into the Domestic Business Unit (Domestic Core) from 1 January 2016; in the absence of this change, Domestic investments in 2016 would have been 3,702 million euros.

The Domestic Business Unit made investments of 3,709 million euros, down by 191 million euros compared with 2015, the figure for which included, amongst others, the investments made to acquire the rights of use to the L band frequencies (231 million euros) and to extend the GSM licence (117 million euros).

Investment was again selective, identifying the most profitable projects focused on innovation and transformation, with a resulting boost to UBB coverage levels and service quality. The domestic market investments plan, dedicated to developing next generation infrastructure, allowed around 60% of households to be reached by optic fibre (NGN) and over 96% of the population to be connected to the 4G (LTE) mobile network.

The Brazil Business Unit recorded a reduction in investments of 122 million euros (including a negative exchange effect of 55 million euros) compared with 2015, due to the combined effects of the aforesaid cost recovery plan and projects to optimise recurrent spending on traditional investment products, along with a more efficient allocation of capital on infrastructure investments for the development of 4G coverage. These initiatives allowed the development of the broadband mobile network to be speeded up and expanded, achieving coverage which, as of the end of 2016, extended the 3G network to 89% of the urban population (+ 7 p.p. compared with 2015) and the 4G network to 74% (+ 15 p.p. compared with 2015).

Cash flow from Group operations is positive by 2,856 million euros (positive by 1,974 million euros in the 2015 financial year).

Adjusted net financial debt was 25,119 million euros as of 31 December 2016, 2,159 million euros lower than on 31 December 2015 (27,278 million euros). Debt reduction in 2016 was guaranteed by the positive trend in operations, the benefits resulting from completion of the sale of the Sofora - Telecom Argentina group (leading to collection of the respective payment and the resulting deconsolidation of the related financial debt), and the strengthening of equity arising from conversion of the mandatory convertible bond for 1.3 billion euro into TIM shares last November. Conversely, the level of debt was negatively influenced by the performance of the Brazilian exchange rate.

In the fourth quarter 2016, the adjusted net financial debt fell by 1,616 million euros compared with 30 September 2016 (26,735 million euros). The effects of the positive trend in operations combined with the benefits resulting from the strengthened equity arising from the conversion of the Mandatory Convertible Bond for 1.3 billion euros into TIM shares.

The liquidity margin at 31 December 2016 was 12,483 million euros, equivalent to the sum of “Cash and cash equivalents” and “Securities other than investments” for a total of 5,483 million euros (5,047 million euros at 31 December 2015) and unused committed lines of credit for a total of 7,000 million euros. This margin covers the financial liabilities of the Group falling due for at least the next 24 months.

BUSINESS UNIT RESULTS

DOMESTIC

Revenues in 2016 totalled 15,017 million euros, up slightly on 2015 (+16 million euros, +0.1%) due to the structural improvement recorded during the year, which led in the third and fourth quarters to a reversal of the trend, with a positive growth rate compared to the same periods of the previous financial year (fourth quarter +2.8%, third quarter +1.0%, compared with –1.2% and -2.3% respectively in the second and first quarter of 2016). Revenues from services also presented a recovery and improvement trend – in particular the Mobile segment, which showed a positive growth rate in every quarter – with a reduction compared to the previous financial year limited to -169 million euros (-1.2%), and lower than recorded in 2015 (-276 million euros, -1.9% compared with 2014). In the fourth quarter of 2016, revenues from services were -1.0%, entirely attributable however to the retroactive review of regulated wholesale prices.

In particular, it should be noted that:

•	revenues from Mobile market services totalled 4,580 million euros, having increased by 64 million euros compared with the previous financial year (+1.4%). The steady and gradual growth seen in previous quarters is confirmed (fourth quarter 2016: +3.1%, third quarter +1.1%, second quarter +0.7%, first quarter +0.6%); in particular, the last quarter benefited from the launch of innovative offers during the autumn campaign, a further boost to the extent of 4G service coverage and a rational pricing strategy, aimed on the one hand at responding in a balanced way to commercial pressure in the low-spending segment and on the other to ensuring quality and convergence in the medium-high spending segment. This improvement was also witnessed by the decisive recovery in the main operational indicators: in the fourth quarter of 2016, the ARPU increased by 13.3 euros/month (compared with 12.8 euros/month in the fourth quarter 2015), the churn stood at 23%, confirmed as the best-in-class in the sector, while the Mobile Number Portability balance improved, moving into positive territory (+26,000 in the fourth quarter of 2016 compared with -44,000 in the third quarter of 2016).

•	fixed market service revenues totalled 9,949 million euros in 2016, a fall of 423 million euros compared with 2015 (-4.1%). This downward trend gradually improved during the year (-3.6% in the fourth quarter 2016) and is wholly correlated with the reduction in revenue from voice services (-533 million euros due to the loss of traditional accesses, although the trend has recovered significantly compared with the preceding periods), only partially offset by continued growth in Broadband and Ultra-Broadband customers, which is driving growth in innovative connectivity services (+158 million euros in 2016, +6.8%). These results are also significantly influenced by the reduction in the regulated prices of some wholesale services. Line losses fell significantly to -83,000 in the last quarter of 2016, confirming the trend already seen in previous quarters. The trend in new fibre subscriptions accelerated strongly (+125,000 in the fourth quarter) with an NGN client base of over 1 million.

Revenues from product sales, including changes to works in progress, totalled 1,128 million euros in 2016, a significant improvement on 2015 (+185 million euros), thanks to the growth in volumes and revenue from the sale of Internet connectivity service and entertainment enabling products (smart phones and Smart TVs).

***

The Domestic Business Unit operates separately in two different reference environments. An analysis of the said revenues is shown below.

•	Core Domestic Revenues

Core Domestic revenues totalled 13,937 million euros and fell by 0.5% (14,001 million euros in 2015).

The performance of the individual market segments as compared with the 2015 financial year is as follows:

•	Consumer: revenues in the Consumer segment in 2016 totalled 7,389 million euros, up by 118 million euros (+1.6%) on the previous financial year. This positive result was helped by the structural improvement trend in Mobile revenues, as a result of the retention of our market share and the stabilisation of ARPU levels, as well as the gradual recovery in Fixed revenues, thanks to an improvement in the access loss rate.

In particular, the following should be noted:

•	Mobile revenues totalled 3,759 million euros, with a dynamic of constant and significant growth, compared to 2015 (+161 million euros, +4.5%). Service revenues increased by 101 million euros (+3.2%), with the positive trend also being confirmed and consolidated in the last quarter compared with 2015. This is attributable both to an improvement in the competitive dynamics - with a gradual stabilisation of market share - and to the constant growth in mobile Internet and digital entertainment services in support of ARPU levels;

•	Fixed revenues totalled 3,584 million euros, down by 125 million euros compared with 2015 (-3.4%). This decline in turnover recovered strongly in the last quarter of 2016, with a positive result compared with the previous quarters (fourth quarter +2.0%, third quarter -3.2%, second quarter -6.0%, first quarter -6.0%). The improving trend in revenues is attributable to a reduction in voice-only access losses, accompanied by the development of Broadband and Ultrabroadband customers, and the growth of connectivity and content enabling products (Smart TVs and decoders).

•	Business: revenues for the Business segment totalled 4,535 million euros, 210 million euros lower compared with 2015 (-4.4%), including 193 million euros from services (-4.5%) and 18 million euros from equipment and products (-3.7%).

In particular:

•	revenues from Mobile services fell by 45 million euros (-4.0% compared with the previous year). The continuing decline in traditional services (voice and messaging -12.7% compared with 2015), caused by the trend for customers to reposition on bundles with a lower overall ARPU, and the migration of Government customers to the new Consip offer (the unit prices of which have been lowered), and still only marginally offset by the positive performance of the new digital services (+4.4% compared with 2015). The fourth quarter of 2016 does however show a reversal in the trend, with a significant recovery of performance (fourth quarter +2.2%, third quarter -4.4%, second quarter -5.6%, first quarter -7.9%);

•	Fixed service revenues fell by 118 million euros (-3.7 % compared with the previous year), despite the constant growth in revenue from ICT services (+3.1%), particularly Cloud services. In fact, the segment continues to be affected by the slow recovery in the broader economy, the fall in the prices of traditional voice and data services, and the technological shift towards VoIP systems.

•	Wholesale: the Wholesale segment presented revenues of 1,764 million euros in 2016, down by 63 million euros (-3.4%) compared with 2015, entirely due to the reduction in regulated prices, which had a negative effect of 62 million euros.

•	International Wholesale – Telecom Italia Sparkle Group Revenues

The Telecom Italia Sparkle - International Wholesale Group revenues for 2016 totalled 1,351 million euros, an increase compared with 2015 (+37 million euros, +2.8%). This result is due to the increase in revenues from Voice services (+34 million euros +3.7%) while the other business lines remained substantially stable.

***

The Domestic Business Unit EBITDA in 2016 totalled 6,712 million euros, having increased by 1,145 million euros compared with 2015 (+20.6%), with an EBITDA margin of 44.7% (+7.6 percentage points compared with 2015). This result suffered the negative impact of non-recurring charges for a total of 182 million euros, significantly lower than those recorded in 2015 (1,028 million euros). The details are shown below:

•	144 million euros for labour costs (429 million euros in 2015),

•	38 million euros for charges consequent on disputes and fines of a regulatory nature, and related liabilities, charges connected to disputes with former employees and amounts owed to customers and suppliers (599 million euros in 2015).

Without these charges, the organic change in EBITDA would have been +4.5%, with an EBITDA margin of 45.9%, 1.9 percentage points up on 2015, confirming the positive reversal in the trend that started in the second quarter of 2016 (fourth quarter +8.4%, third quarter +7.8%, second quarter +6.9%, first quarter -5.2%).

The headcount, at 51,280, decreased by 1,364 from the number at 31 December 2015, despite the incorporation of the Media Business Unit, in the absence of which the decrease would have been 1,426 employees.

BRAZIL (average real/euro exchange rate 3.85935)

The revenues of the Tim Brazil group in 2016 totalled 15,617 million reais, down by 1,525 million reais (-8.9%) compared to the previous year.

Revenues from services reached 14,720 million reais, with a reduction of 667 million reais compared to 15,387 million reais in 2015 (-4.3%).

Mobile ARPU in 2016 was 18.0 reais compared with 16.7 reais in the previous financial year (+7.8%).

The total number of lines at 31 December 2016 was 63 million, a reduction of approximately 3 million (-4.3%) on the figure at 31 December 2015; market share at the end of December 2016 was 26% (25.7% at 31 December 2015).

Revenues from product sales stood at 897 million reais (1,755 million reais in 2015;                 -48.9%); reflecting a sales policy less focussed on the sale of handsets, as well as the impact of the Brazilian economic crisis on family spending decisions.

Performance in the fourth quarter confirms the recovery trend compared with the last financial year, as already evidenced in the previous quarter, both in total revenues of 4,043 million reais (-1.7% compared with -5.2% in the third quarter, -12.4% in the second quarter and -15.3% in the first quarter) and in the revenues from services of 3,842 million reais (-0.7% compared with -2.4% in the third quarter, -5.9% in the second quarter and -8.3% in the first quarter), primarily thanks the constant improvement in revenues from services generated by mobile clients.

EBITDA of 5,124 million reais was 241 million reais lower than the 2015 financial year (-4.5%). However, the decline in the EBITDA compared with the previous year recovered considerably during the third quarter which, thanks to the efficiency plans on the structure of operating costs and repositioning of commercial offers launched in the second quarter, showed a significant improvement in performance, with a positive change of 6.5% compared with the previous year. The costs of acquiring goods and services were noticeably lower in all sectors compared with 2015 (-1,216 million reais; -13.5%). However, labour costs increased (+7 million reais; +0.5%), mainly due to salary adjustments to inflation and to the presence of non-recurring charges in the form of early retirement costs totalling 56 million reais, and other operating costs (+212 million reais; +12.2%) including the increase in the tax on telecommunication activities.

The EBITDA margin was 32.8%, up 1.5 percentage points on 2015.

The headcount stood at 9,849 employees (13,042 at 31 December 2015).

TIM S.p.A.

Revenues reached 13,681 million euros, down by 116 million euros (-0.8%) compared to 2015. The results confirm a constantly improving trend supported by structural growth in Mobile revenues - as a result of the market share holding up and the stabilisation in ARPU levels - and the gradual recovery in Fixed revenue, thanks the significant reduction in the loss of accesses. Revenues from the sale of Internet connectivity and entertainment service enabling products (smart phones and Smart TVs) in particular, contributed positively to this trend.

EBITDA was 6,318 million euros (5,266 million euros in 2015), having increased by 1,052 million euros (equal to +20%), with an EBITDA margin of 46.2% (38.2% in 2015).

EBITDA in 2016 suffered the negative impact of non-recurring charges totalling 156 million euros (1,021 million euros in 2015). Without these charges, the organic change in EBITDA would have been +3.0%, with an EBITDA margin of 47.3%, up 1.7 percentage points on 2015.

Incorporation of wholly owned subsidiary starts

As part of the programme to rationalise the company’s holdings, the Board of Directors approved the start of the process to incorporate wholly owned subsidiary Tim Real Estate S.r.l. into the Parent Company. The company expects to complete the incorporation process by the summer.

Appointment of the Secretary of the Board of Directors

The Board of Directors has appointed Agostino Nuzzolo, General Counsel of the Company, Secretary of the Board.

The Manager in charge of preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154 bis of Italy’s Consolidated Law on Financial Intermediation, that the preliminary accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the TIM Group and the Parent Company TIM S.p.A.. Such measures, which are presented in the periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by TIM as a financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent Company. This measure is calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

(1)	Expenses (income) from investments for TIM S.p.A..
(2)	Line item in Group consolidated financial statements only.

•	Organic change in Revenues and EBITDA: these measures express changes (amount and/or percentage) in Revenues and EBITDA, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

TIM believes that the presentation of the organic change in revenues and EBITDA allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent Company; this method of presenting information is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting or reported” data and the “organic” ones.

•	EBITDA margin: TIM believes that this margin represents a useful indicator of the ability of the Group (as a whole and at Business Unit level) and the Parent Company to generate profits from its revenues. In fact, EBITDA margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted into EBITDA. Such indicator is used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the reporting period with those of the previous periods.

•	Adjusted Net Financial Debt: TIM believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

In order to better represent the actual change in Net Financial Debt, is shown the “Adjusted Net Financial Debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Adjusted net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale

A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale

B)	Financial Assets

C=(A - B)	Net Financial Debt carrying amount

D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets

E=(C + D)	Adjusted Net Financial Debt

***

TIM GROUP – REVENUES AND EBITDA: PERFORMANCE BY QUARTER

TIM GROUP–KEY OPERATING AND FINANCIAL DATA

TIM GROUP - HIGHLIGHTS

	2016 Preliminary	2015 Revised	Change%
(millions of euros)			Reported	Organic
Revenues	19,036	19,719	(3.5)	(2.5)
EBITDA	8,018	7,006	14.4	15.4
EBITDA margin	42.1%	35.5%	6.6pp
Organic EBITDA margin	42.1%	35.6%	6.5pp
Capital expenditures	4,876	5,197	(6.2)
Net Operating Free Cash Flow	2,856	1,974	(882)
Adjusted net financial debt	25,119	27,278	(2,159)
Headcount at year-end (number)	61,229	65,867	(4,638)

TIM S.p.A. – KEY OPERATING AND FINANCIAL DATA

TIM S.P.A. - HIGHLIGHTS

	2016 Preliminary	2015	Change
(millions of euros)			amount	%
Revenues	13,681	13,797	(116)	(0.8)
EBITDA	6,318	5,266	1,052	20.0
EBITDA margin	46.2%	38.2%	8.0 pp
Capital expenditures	3,396	3,645	(249)
Adjusted net financial debt	27,576	29,983	(2,407)
Headcount at year-end (number)	45,907	44,171	1,736

TIM GROUP - INFORMATION BY OPERATING SEGMENTS

DOMESTIC

	2016 Preliminary	2015	Change
(millions of euros)			amount	%	% organic
Revenues	15,017	15,001	16	0.1	0.1
EBITDA	6,712	5,567	1,145	20.6	20.6
EBITDA margin	44.7	37.1		7.6pp	7.6pp
Headcount at year-end (number)	51,280	52,644	(1,364)	(2.6)

Core Domestic

	2016 Preliminary	2015	Change
(millions of euros)			amount	%
Revenues (1)	13,937	14,001	(64)	(0.5)
Consumer	7,389	7,271	118	1.6
Business(2)	4,535	4,745	(210)	(4.4)
National Wholesale	1,764	1,827	(63)	(3.4)
Other	249	158	91	57.6
EBITDA	6,542	5,383	1,159	21.5
EBITDA margin	46.9	38.4		8.5pp
Headcount at year-end (number)(*) (**)	50,527	51,999	(1,472)	(2.8)

(1)	Starting from January 1, 2016, following the change in the mission of Persidera, the Media Business Unit was included in the Domestic Business Unit (Core Domestic); without that change, Core Domestic revenues would have totaled 13,864 million euros in 2016 compared to 14,001 million euros in the same period of 2015.
(2)	As result of the new organizational view, as of January 1, 2016 the Business segment also includes Olivetti. Figures for the period under comparison have been changed accordingly.
(*)	Includes employees with temp work contracts: 1 employee at 12/31/2016 (zero employees at 12/31/2015).
(**)	Without the change resulting from the aforementioned inclusion of the Media Business Unit into the Domestic Business Unit (Core Domestic), the headcount for the Core Domestic segment for the reporting period would have totaled 50,441 employees.

International Wholesale – Telecom Italia Sparkle group

	2016 Preliminary	2015	Change
(millions of euros)			amount	%	% organic
Revenues	1,351	1,314	37	2.8	2.7
Of which third parties	1,136	1,062	74	7.0	6.9
EBITDA	182	196	(14)	(7.1)	(7.1)
EBITDA margin	13.5	14.9		(1.4)pp	(1.4)pp
Headcount at year-end (number)(*)	753	645	108	16.7

(*)	Includes employees with temp work contracts: 3 employees at December 31, 2016 (2 employees at December 31, 2015).

***

BRAZIL

	(millions of euros)		(millions of reais)
	2016 Preliminary (a)	2015 Revised (b)	2016 Preliminary (c)	2015 Revised (d)	Change
					amount (c-d)	% (c-d)/d

Revenues	4,047	4,637	15,617	17,142	(1,525)	(8.9)
EBITDA	1,328	1,451	5,124	5,365	(241)	(4.5)
EBITDA margin	32.8	31.3	32.8	31.3		1.5pp
Headcount at year-end (number)			9,849	13,042	(3,193)	(24.5)

***

TIM GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

	2016 Preliminary	2015	Change
(millions of euros)			amount	%
REPORTED REVENUES	19,036	19,719	(683)	(3.5)
Foreign currency financial statements translation effect		(193)	193
Changes in the scope of consolidation		—	—
ORGANIC REVENUES	19,036	19,526	(490)	(2.5)

EBITDA – reconciliation of organic data

	2016 Preliminary	2015	Change
(millions of euros)			amount	%
REPORTED EBITDA	8,018	7,006	1,012	14.4
Foreign currency financial statements translation effect		(61)	61
Changes in the scope of consolidation		—	—
ORGANIC EBITDA	8,018	6,945	1,073	15.4
of which Non-recurring Income/(Expenses)	(197)	(1,076)	879
ORGANIC EBITDA, excluding Non-recurring items	8,215	8,021	194	2.4

DOMESTIC - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

	2015 Preliminary	2014	Change
(millions of euros)			amount	%
REPORTED EBITDA	6,712	5,567	1,145	20.6
Foreign currency financial statements translation effect	—	—
Changes in the scope of consolidation	—	—
ORGANIC EBITDA	6,712	5,567	1,145	20.6
of which Non-recurring Income/(Expenses)	(182)	(1,028)	846
ORGANIC EBITDA, excluding Non-recurring items	6,894	6,595	299	4.5

TIM GROUP – EFFECTS ON KEY FINANCIAL AND OPERATING DATA ARISING FROM THE CORRECTION OF ERRORS

Within the Brazil Business Unit, TIM Brasil’s Management identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic.

Such incorrect accounting entries, which were attributable to the method used for recognizing prepaid traffic revenues in non-recent years, resulted in the early recognition of revenues and consequently the underestimation of deferred revenue liabilities for prepaid traffic not yet consumed. The incorrect accounting entries did not have any impact either in terms of Net Financial Position nor on Cash and Cash Equivalents.

In assessing the level of significance of the error for the purposes of the related financial statement presentation in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), Management also considered US accounting standards and related guidances.

In particular, this analysis indicated that the impact of the error was not material with respect to consolidated results of operations for each of the years ended December 31, 2015, 2014, 2013 and 2012 but the correction of the cumulative error as of December 31, 2015 would have a material impact on full-year consolidated results of operations for 2016, if entirely recognized at charge of such year.

The adjustments arising from the correction of errors made to the Consolidated Statements of Financial Position as of December 31, 2015, 2014, 2013 and 2012 are summarized below:

Consolidated Statements of Financial Position - Revised

(millions of euros)	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	1,778	1,614	1,649	1,557
Current assets
Trade and miscellaneous receivables and other current assets	5,112	5,617	5,391	7,011
Total Assets	71,268	71,596	70,264	77,621
Equity and Liabilities
Equity
Equity attributable to owners of the Parent	17,554	18,068	16,985	19,269
Non-controlling interests	3,695	3,516	3,086	3,580
Total Equity	21,249	21,584	20,071	22,849
Current liabilities
Trade and miscellaneous payables and other current liabilities	7,882	8,536	8,808	10,771
Total Equity and liabilities	71,268	71,596	70,264	77,621

Consolidated Statements of Financial Position - Adjustments

(millions of euros)	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	34	43	42	61
Current assets
Trade and miscellaneous receivables and other current assets	2	2	2	5
Total Assets	36	45	44	66
Equity and Liabilities
Equity
Equity attributable to owners of the Parent	(56)	(77)	(76)	(109)
Non-controlling interests	(28)	(38)	(39)	(54)
Total Equity	(84)	(115)	(115)	(163)
Current liabilities
Trade and miscellaneous payables and other current liabilities	120	160	159	229
Total Equity and liabilities	36	45	44	66

Consolidated Statements of Financial Position - Historical

(millions of euros)	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	1,744	1,571	1,607	1,496
Current assets
Trade and miscellaneous receivables and other current assets	5,110	5,615	5,389	7,006
Total Assets	71,232	71,551	70,220	77,555
Equity and Liabilities
Equity
Equity attributable to owners of the Parent	17,610	18,145	17,061	19,378
Non-controlling interests	3,723	3,554	3,125	3,634
Total Equity	21,333	21,699	20,186	23,012
Current liabilities
Trade and miscellaneous payables and other current liabilities	7,762	8,376	8,649	10,542
Total Equity and liabilities	71,232	71,551	70,220	77,555

The increase in the line item “Trade and miscellaneous payables and other current liabilities” is mainly due to the higher liability for pre-paid traffic not yet consumed recorded to correct the error arising from the early recognition of said traffic as revenues.

Furthermore, the related changes in indirect and direct taxes have been taken into account and costs for commissions and associated liabilities have also been revised.

The adjustments arising from the correction of errors made to the Separate Consolidated Income Statements for years 2015, 2014, 2013 and 2012 are summarized below:

Separate Consolidated Income Statements - Revised

(millions of euros)	2015	2014	2013	2012
Revenues	19,719	21,574	23,443	25,736
Acquisition of goods and services	(8,532)	(9,432)	(10,379)	(11,291)
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	7,006	8,785	9,574	10,500
Operating profit (loss) (EBIT)	2,963	4,529	2,752	1,684
Finance income	2,760	2,404	2,007	1,989
Profit (loss) before tax from continuing operations	453	2,350	570	(312)
Income tax expense	(403)	(930)	(1,126)	(1,080)
Profit (loss) from continuing operations	50	1,420	(556)	(1,392)
Profit (loss) for the year	661	1,961	(215)	(1,290)
Attributable to:
Owners of the Parent	(70)	1,351	(659)	(1,635)
Non-controlling interests	731	610	444	345

Separate Consolidated Income Statements - Adjustments

(millions of euros)	2015	2014	2013	2012
Revenues	1	1	36	(23)
Acquisition of goods and services	1	(2)	(2)	(2)
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2	(1)	34	(25)
Operating profit (loss) (EBIT)	2	(1)	34	(25)
Finance income	4	4	4	6
Profit (loss) before tax from continuing operations	6	3	38	(19)
Income tax expense	(2)	(2)	(15)	6
Profit (loss) from continuing operations	4	1	23	(13)
Profit (loss) for the year	4	1	23	(13)
Attributable to:
Owners of the Parent	2	1	15	(8)
Non-controlling interests	2	—	8	(5)

Separate Consolidated Income Statements - Historical

(millions of euros)	2015	2014	2013	2012
Revenues	19,718	21,573	23,407	25,759
Acquisition of goods and services	(8,533)	(9,430)	(10,377)	(11,289)
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	7,004	8,786	9,540	10,525
Operating profit (loss) (EBIT)	2,961	4,530	2,718	1,709
Finance income	2,756	2,400	2,003	1,983
Profit (loss) before tax from continuing operations	447	2,347	532	(293)
Income tax expense	(401)	(928)	(1,111)	(1,086)
Profit (loss) from continuing operations	46	1,419	(579)	(1,379)
Profit (loss) for the year	657	1,960	(238)	(1,277)
Attributable to:
Owners of the Parent	(72)	1,350	(674)	(1,627)
Non-controlling interests	729	610	436	350

Earnings per share

The adjustments arising from the correction of errors made to the Separate Consolidated Income Statements for years 2015, 2014, 2013 and 2012 did not have any impact on the Basic and Diluted Earnings Per Share

The adjustments arising from the correction of errors made to the Consolidated Statement of Comprehensive Income for year 2015 are summarized below:

Consolidated Statements of Comprehensive Income

(millions of euros)	2015 Historical (a)	Adjustments (b)	2015 Revised (a+b)
Profit (loss) for the year	657	4	661
Remeasurements of employee defined benefit plans (IAS19)	9	—	9
Available-for-sale financial assets	(43)	—	(43)
Hedging instruments	388	—	388
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations	(2,155)	26	(2,129)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement	(1)		(1)
Income tax effect	—		—
Total comprehensive income (loss) for the year	(1,145)	30	(1,115)
Attributable to:
Owners of the Parent	(827)	20	(807)
Non-controlling interests	(318)	10	(308)

Consolidated statements of Cash flows

The correction of errors did not have any impact on the “Aggregate cash flows” of the TIM Group Consolidated Statements of Cash Flows for year 2015 and, in particular, on the “Cash flows from (used in) operating activities”.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the nine months ended September 30, 2016 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2016-2018 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2017

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager